Exhibit 99.1

Kenon Holdings Reports Q1 2021 Results and Additional Updates

Singapore, June 7, 2021. Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announces its results for Q1 2021 and additional updates.

Recent Highlights

ZIM

•	ZIM announced a special dividend to be paid in September 2021 of $2.00 per share, or approximately $238 million in the aggregate, of which $64 million is payable to Kenon.

•	Financial results[1]:

•	ZIM’s net profit in Q1 2021 was $590 million, as compared to a net loss of $12 million in Q1 2020.

•	ZIM’s EBITDA[2] in Q1 2021 increased to $817 million, as compared to $97 million in Q1 2020.

•	In April 2021, ZIM announced the early redemption of 100% of its Series 1 and Series 2 notes, in aggregate amount of $349 million, to be completed in June 2021.

OPC

•	In January 2021 OPC completed the acquisition of Competitive Power Ventures group (“CPV”).

•
In May 2021, a commencement order in connection with the development of the CPV Maple Hill project, a 126 MW power plant in the United States that uses solar technology, was issued. CPV has a 100% interest in the Maple Hill project.

•	Financial results:

•	OPC’s revenues in Q1 2021 increased to $115 million (including $8 million contributed by CPV), as compared to $89 million in Q1 2020.

•
OPC’s net profit in Q1 2021 was approximately break-even (including a net loss of $8 million contributed by CPV, largely due to $14 million in losses on change in fair value of derivative financial instruments), as compared to net profit of $11 million in Q1 2020.

•	OPC’s Adjusted EBITDA[2] in Q1 2021 increased to $28 million, as compared to $27 million in Q1 2020. Also in Q1 2021, OPC's proportionate share of EBITDA of CPV associated companies was $18 million.

•	In May 2021, OPC completed the acquisition of a 27% equity interest in Gnergy whose business focuses on vehicle charging stations.

1 Represents 100% of ZIM’s results. Kenon’s share of ZIM’s results for the quarter ended March 31, 2021 was 28% (32% for quarter ended March 31, 2020).
2 Adjusted EBITDA and EBITDA are non-IFRS measures. See Exhibit 99.2 of Kenon’s Form 6-K dated June 7, 2021 for the definition of ZIM’s EBITDA and OPC’s Adjusted EBITDA and a reconciliation to their net profit for the applicable period.

Discussion of Results for the Three Months ended March 31, 2021

Kenon’s consolidated results of operations from its operating companies essentially comprise the consolidated results of OPC Energy Ltd (“OPC”). Our share of the results of ZIM Integrated Shipping Ltd. (“ZIM”) are reflected under results from associated companies.

See Exhibit 99.2 of Kenon’s Form 6-K dated June 7, 2021 for summary Kenon consolidated financial information; summary OPC consolidated financial information; a reconciliation of OPC’s Adjusted EBITDA (which is a non-IFRS measure) to net profit; summary financial information of associated companies of CPV; and a reconciliation of ZIM’s EBITDA (which is a non-IFRS measure) to net profit.

OPC

The following discussion of OPC’s results of operations is derived from OPC’s consolidated financial statements, as translated into US dollars. OPC completed the acquisition of CPV on January 25, 2021 and CPV’s results are therefore included from that date.

Summary Financial Information of OPC

	OPC
	Israel	U.S.	Total	OPC
	Q1 2021			Q1 2020
	$ millions
Revenue	107	8	115	89
Cost of sales (excluding depreciation and amortization)	74	5	79	58
Finance (expenses)/income, net	(7)	1	(6)	(5)
Share of losses of associated companies, net	-	(11)	(11)	-
Net profit/(loss)	8	(8)	-	11
Attributable to:
Equity holders of OPC			2	8
Non-controlling interest			(2)	3

Adjusted EBITDA	29	(1)	28	27
Proportionate share of EBITDA of associated companies	-	18	18	-

Revenue

	For the period ended March 31,
	2021	2020
	$ millions
Israel
Revenue from energy generated by OPC (and/or purchased from other generators) and sold to private customers	73	64
Revenue from energy purchased by OPC at the TAOZ rate and sold to private customers	3	-
Revenue from private customers in respect of infrastructures services	21	17
Revenue from energy sold to the System Administrator	5	3
Revenue from sale of steam	5	5
	107	89
U.S.
Revenue from sale of electricity and provision of services in the U.S.	8	-
Total	115	89

OPC’s revenue from the sale of electricity to private customers derives from electricity sold at the generation component tariffs, as published by the Israeli Electricity Authority (“EA”), with some discount. Accordingly, changes in the generation component tariffs generally affect the prices paid under PPAs by customers of OPC-Rotem and OPC-Hadera. The weighted-average generation component tariff for 2021, as published by the EA, was NIS 0.2526 per KW hour, which was approximately 5.7% lower than the weighted-average generation component tariff in 2020 of NIS 0.2678 per KW hour. OPC’s revenues from sale of steam are linked partly to the price of gas and partly to the Israeli Consumer Price Index.

Set forth below is a discussion of the changes in revenues by category between Q1 2021 and Q1 2020.

•
Revenue from energy generated by OPC (and/or purchase from other generators) and sold to private customers – increased by $9 million in Q1 2021, as compared to Q1 2020. As OPC’s revenue is denominated in NIS, translation of its revenue into US Dollars had a positive impact of $4 million. Excluding the impact of exchange rate fluctuations, these revenues increased by $5 million primarily as a result of (i) an increase of $10 million due to the commercial operation of the OPC-Hadera power plant (which commenced operations in July 2020) and (ii) an increase of $2 million due to an increase in consumption by customers of the OPC-Rotem power plant, partially offset by (i) a $4 million decrease due to a decline in the generation component tariff and (ii) a $3 million decrease due to unplanned maintenance of the OPC-Rotem power plant.

•
Revenue from energy purchased by OPC at the TAOZ rate and sold to private customers – increased by $3 million in Q1 2021, as compared to Q1 2020, primarily as a result of an increase in energy purchased during plant maintenance for customers of the OPC-Rotem and OPC-Hadera power plants.

•
Revenue from private customers in respect of infrastructure services – increased by $4 million in Q1 2021, as compared to Q1 2020. As OPC’s revenue is denominated in NIS, translation of its revenue into US Dollars had a positive impact of $1 million. Excluding the impact of exchange rate fluctuations, these revenues increased by $3 million primarily as a result of a $4 million increase due to the commercial operation of the OPC-Hadera power plant partially offset by a $1 million decrease due to decline in infrastructure tariffs.

•
Revenue from energy sold to the System Administrator – increased by $2 million in Q1 2021, as compared to Q1 2020, primarily as a result of an increase in sale of energy at a cogeneration tariff of the OPC-Hadera power plant of $3 million partially offset by a decrease of $1 million due to a decrease in sale of energy to the System Administrator from the OPC-Rotem power plant.

•	Revenue from sale of electricity and provision of services in the U.S. – increase is due to the completion of the acquisition of CPV in January 2021.

Cost of Sales (Excluding Depreciation and Amortization)

	For the period ended March 31,
	2021	2020
	$ millions
Israel
Natural gas and diesel oil consumption	39	35
Payment to IEC for infrastructure services and purchase of electricity	26	17
Natural gas transmission	3	2
Operating expenses	6	4
	74	58
U.S.
Operating costs and cost of services	5	-
Total	79	58

•
Natural gas and diesel oil consumption – increased by $4 million in Q1 2021, as compared to Q1 2020. As OPC’s cost of sales is denominated in NIS, translation of its cost of sales into US Dollars had a negative impact of $3 million. Excluding the impact of exchange rate fluctuations, OPC’s cost of sales increased by $1 million primarily as a result of a $5 million increase due to the commercial operation of the OPC-Hadera power plant, partially offset by (i) a $2 million decrease in electricity generation due to unplanned maintenance and load reduction at the OPC-Rotem power plant and (ii) a $2 million decrease due to a reduction in the gas price as a result of a decline in foreign exchange rate of the dollar.

•
Payment to IEC for infrastructures services and purchase of electricity – increased by $9 million in Q1 2021, as compared to Q1 2020. As OPC’s cost of sales is denominated in NIS, translation of its cost of sales into US Dollars had a negative impact of $1 million. Excluding the impact of exchange rate fluctuations, OPC’s cost of sales increased by $8 million primarily as a result of (i) a $7 million increase due to the commercial operation of the OPC-Hadera power plant and (ii) a $2 million increase in energy purchase due to maintenance and load reductions on the OPC-Rotem power plant, partially offset by a $1 million decrease relating to infrastructure expenses in OPC-Rotem.

•	Operating costs and cost of services in the U.S. – increase is due to the completion of the acquisition of CPV in January 2021.

Finance Expenses, net

Finance expenses, net increased by approximately $1 million in Q1 2021 as compared to Q1 2020, primarily as a result of a $3 million increase as a result of commercial operation of the OPC-Hadera power plant and the related discontinuance of capitalisation of financing expenses, partially offset by a $2 million decrease due to exchange rate gains.

Share of losses of associated companies, net

	For the period ended March 31,
	2021	2020
	$ millions

Share of losses of associated companies, net	(11)	-

The result for the period includes losses on changes in fair value of derivative financial instruments totaling $14 million.

The acquisition of CPV by OPC was completed on January 25, 2021 and CPV results are therefore included above from that date.

As at March 31, 2021, proportionate share of debt (including interest payable) of CPV associated companies was $884 million and proportionate share of cash and cash equivalents and deposits was $11 million.

For further details of the performance of associated companies of CPV refer to OPC’s immediate report published on the Tel Aviv Stock Exchange (“TASE”) on May 30, 2021 and the convenience English translations furnished by Kenon on Form 6-K on June 1, 2021.

Liquidity and Capital Resources

As of March 31, 2021, OPC had cash and cash equivalents and short-term deposits of $240 million, debt service reserves (out of restricted cash) of $37 million, and total outstanding consolidated indebtedness of $1,051 million, consisting of $50 million of short-term indebtedness and $1,001 million of long-term indebtedness. As of March 31, 2021, a substantial portion of OPC’s debt was denominated in NIS.

Recent Business Developments

CPV Maple Hill

In May 2021, a commencement order for the construction work for the Maple Hill project was issued. A construction agreement was signed and the rights to the project’s lands were acquired. The US-based solar plant has a capacity of approximately 126 megawatts MWdc (approximately 100 megawatts MWac). CPV has a 100% interest in this project. The aggregate cost of the investment in the project is estimated to be approximately $158 million and the project’s commercial operation date is expected to be in the second or third quarter of 2022.

Gnergy

In May 2021, OPC acquired a 27% equity interest in Gnergy whose business focuses on vehicle charging stations. OPC is expected to acquire an additional 24% equity interest by December 2021.

ZIM

Discussion of ZIM’s Results for Q1 2021

For the period ended March 31, 2021, ZIM’s net profit was $590 million, as compared to a loss of $12 million in Q1 2020. ZIM’s EBITDA2 in Q1 2021 was $817 million, as compared to $97 million in Q1 2020.

ZIM carried approximately 818 thousand TEUs in Q1 2021 representing a 28% increase as compared to Q1 2020, in which ZIM carried approximately 638 thousand TEUs. The average freight rate per TEU in Q1 2021 was $1,925 per TEU, as compared to $1,091 per TEU in Q1 2020.

ZIM’s revenues increased by 112% in Q1 2021 to approximately $1.7 billion, as compared to approximately $0.8 billion in Q1 2020, primarily due to an increase in revenues from containerized cargo, reflecting increases in both freight rates and carried volume.

ZIM’s net income for Q1 2021 was $589.6 million, compared to a net loss of $11.9 million for Q1 2020. Net income for Q1 2021 also reflected a tax expense of $54 million, of which $34 million was deferred tax expenses, which offsets previously recorded deferred tax assets.

Special Dividend

In May 2021, ZIM’s board of directors approved a special cash dividend of approximately $2.00 per share (an aggregate amount of approximately $238 million), payable to ZIM’s shareholders of record as of the close of trading on August 25, 2021, for payment on September 15, 2021. Of this dividend, approximately $64 million is payable to Kenon.

Notes Repurchase

In March 2021, ZIM made an early repayment of $85 million of its Series 1 notes (Tranche C). In April 2021, ZIM announced an additional early repayment in respect of its Series 1 and Series 2 notes (Tranches C and D), of aggregate amount $349 million, to be completed in June 2021. This reflects a full settlement of  such notes and will result in the termination of the provisions and limitations relating to such notes.

Qoros

Sale of remaining 12% interest

In April 2021, Kenon’s subsidiary Quantum (2007) LLC entered into an agreement with the China-based investor related to the Baoneng Group, which holds 63% of Qoros, to sell all of its remaining 12% interest in Qoros. For key terms of the agreement, refer to the Form 6-K published by Kenon on April 19, 2021.

Additional Kenon Updates

Kenon’s (Unconsolidated) Liquidity and Capital Resources

As of March 31, 2021, Kenon’s unconsolidated cash balance was $220 million. Following payment of approximately $100 million in dividends in May 2021, Kenon’s unconsolidated cash balance is currently approximately $120 million. There is no material debt at the Kenon level.

Kenon’s 2020 Annual Report on Form 20-F

As a reminder, Kenon's 2020 Annual Report on Form 20-F was filed with the U.S. Securities and Exchange Commission (“SEC”) on April 19, 2021 and can be downloaded from the SEC's website (http://www.sec.gov). Our 2020 Annual Report on Form 20-F is also available on our corporate website (http://www.kenon-holdings.com). Hard copies of our complete 2020 audited financial statements can be ordered, free of charge, by contacting us.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development:
•	OPC (58% interest) – a leading owner, operator and developer of power generation facilities in the Israeli and U.S. power markets;
•	ZIM (28% interest) – an international shipping company; and
•	Qoros (12% interest3) – a China-based automotive company.

For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating statements about ZIM's declared dividend and note repurchase, as well as statements relating to OPC's development projects including Maple Hill projects, including expected installed capacity and expected cost and timing for completion of the project, statements relating to Kenon's agreement to sell its remaining interest in Qoros and other non-historical matters. These statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks related to ZIM and the payment of its announced dividend, risks relating to the potential failure to complete the development and reach commercial operation of Maple Hill projects as described or at all, including risks related to costs associated with delays or higher costs in reaching commercial operation, risks relating to completion of the Qoros transaction, including risks relating to meeting the conditions to the obligations under the transaction including risks relating to regulatory approvals and the condition that the pledge over the shares to be sold be released, and risks relating to the payments to be made to Quantum and released from the designated account and the timing thereof and other risks and factors including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.
Mark Hasson Chief Financial Officer markh@kenon-holdings.com Tel: +65 9726 8628

3 Kenon has agreed to sell its remaining 12% interest to the majority shareholder in Qoros; upon completion of this sale, Kenon will no longer be a shareholder of Qoros.